SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Completes the Purchase of Cellocator Ltd.

Givatayim, Israel September 18, 2007, Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, TASE: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, announced today, that it finalized the purchase of the assets and activities of Cellocator Ltd. and its affiliates.

Pointer will pay to Cellocator the following consideration: (i) a cash amount of approximately NIS 62 million ; (ii) the issuance of 160,000 Ordinary Shares of the Company; (iii) a convertible debenture, convertible into 160,000 Ordinary Shares of the Company, at principal amount of $1,921,668.

Cellocator’s founder and CEO, Mr. Amnon Duchovne-Nave has been nominated as Pointer’s Chief Technological Officer. Pointer will maintain the Cellocator brand name for its fleet, security and M2M telematics technology and will continue to support Cellocator’s existing partners/clients.

Following the completion of the transaction, the issued share capital of Pointer will be 4,612,875 ordinary shares, par value NIS 3.00 each.

Commenting on the acquisition, Danny Stern, Pointer’s CEO said: “We are proud to complete the acquisition of Cellocator and look forward to servicing its high quality customers. Cellocator’s highly professional team enhances ours and the merger is expected to position us as a leading Telematics Technology provider.

With Cellocator’s supreme quality technology and excellent customer relationships, Pointer is a much stronger company. Cellocator introduces us into Europe where we expect to become a leader in our field. As previously announced, we are now looking forward to significant international growth. Adding Cellocator’s product platform to our offering enables us to provide our customers with additional capabilities such as remote diagnostics, driver behavior, PAYD (Pay as You Drive), along with SVR (Stolen Vehicle Recovery) and Fleet Management services”, concluded Mr. Stern.

About Celloator

Cellocator Ltd www.cellocator.com provides sophisticated, cost-effective and reliable OEM products for the vehicle security and fleet management service industry, as well as solutions for wireless M2M (machine to machine).

Cellocator is a B2B company that supplies and integrates its technology with solutions for its partners/clients in different business sectors –
—	Fleet management operators and service providers
—	Security service providers
—	Integrators and turn-key solutions providers

With Cellocator equipment, its partners/clients can offer their customers the following competitive advantages -
—	Improved customer service
—	Optimized resources usage (money, manpower, time)
—	Increased profitability
—	Improved cargo and vehicle security
—	Decreased outlay communications, fuel, labor, maintenance, insurance

Currently around 150,000 vehicles in over 25 countries are outfitted with Cellocator products. Its growing customer base includes vehicle security and fleet service providers based in the UK, Greece, Mexico, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Panama, Costa Rica, Brazil, Norway, Venezuela, Hungary and Israel.

About Pointer Telocation: Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: September 18, 2007